ARKEMA

December, 2nd, 2008

08006191

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

SEC Mail Processing Section
DEC 05 2008
Washington, DC
106

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 12 2008
THOMSON REUTERS

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press Release : Arkema has achieved the pre-registration of all its substances concerned by the Reach regulation

ARKEMA
The world is our inspiration

Press release

Communiqué de presse

Colombes, December 2nd 2008

Arkema has achieved the pre-registration of all its substances concerned by the Reach regulation

Following several months'work on this project, Arkema's teams have achieved the pre-registration of 470 substances concerned by the Reach regulation with the European Chemicals Agency (ECHA).

Arkema has endorsed the objectives of Reach from the very beginning, in the firm belief that a continuous improvement in our knowledge of substances and their safe use provides an opportunity to fulfil the legitimate expectations of society at large in terms of protection of health and the environment, and to boost the public's confidence in the chemical industry.

In order to carry through this project on time, Arkema has consolidated its teams by recruiting toxicologists and ecotoxicologists, who are working on the next stages of the registration process, the first cut-off date being November 2010, in particular within "consortia" which are being set up to prepare joint registration dossiers involving several producers of the same substance.

Over and above the strictly regulatory issue, Arkema is intent on drawing on its R&D teams' capacity for innovation to anticipate the progress and changes that will be brought about by the deployment of Reach, by offering products and solutions that meet the challenges of sustainable development.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tel. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

ARKEMA
420, rue d'Estienne d'Orves –
F-92705 COLOMBES Cedex
Standard : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Société anonyme au capital de 604 549 730 euros
445 074 685 RCS Nanterre

www.arkema.com

END